Warsaw, 2008-10-02.

08005478

United States Securities and Exchange Commission
Washington D.C. 20549
USA

RECEIVED
2008 OCT 21 P 12:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

OSA/AH/145/2008

SUPPL

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report No.30/2008.

Best regards

Marcin Szewczykowski

Member of the Management Board

PROCESSED
OCT 22 2008
THOMSON REUTERS

Current report no. 30/2008 – correction of report no. 14/2007
September 30, 2008

Subject: Correction of forecast EBITDA financial results of Orbis Hotel Group disclosed in the current report no. 14/2007

"Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, pursuant to § 31 sections 2-4 in connection with § 5 section 1 point 25 of the Regulation of the Minister of Finance of October 19, 2005 on current and periodic information to be published by issuers of securities (Official Journal "Dz. U." No. 209, item 1744), hereby informs that as a consequence of monitoring of feasibility of achieving the forecast financial results, a cyclical analysis of achieved financial results has been carried out on the basis of systemically obtained information.

Therefore, the Management Board of Orbis S.A. forecasts that the EBITDA financial result of Orbis Hotel Group, net of profits from transactions of sale of real properties, will amount to PLN 230 million for 2008, as compared to the preceding EBITDA forecast of PLN 285 million published in point 2 of the current report no. 14/2007.

The reason for the above correction is a marked deterioration of consumer moods, visible in the third quarter of 2008 and resulting from the crisis on international financial markets, as well as an unfavorable exchange rate of the Polish zloty against the Euro and the American dollar, which is mirrored in the tourist traffic being lower than projected. Under such circumstances, it has become impossible to achieve the projected growth in sales and, consequently, the financial result planned in the previously published forecast.

END